Exhibit 99.1

Leju Reports Third Quarter 2015 Results

BEIJING, November 18, 2015 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•                      Total revenues increased by 18% year-on-year to $151.2 million

•                      Revenues from e-commerce services increased by 26% year-on-year to $106.4 million

•                      Revenues from online advertising services decreased by 6% year-on-year to $39.4 million

•                      Revenues from listing services increased by 134% year-on-year to $5.4 million

•                      Non-GAAP1 income from operations decreased by 29% year-on-year to $26.7 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 32% year-on-year to $21.1 million, or $0.16 per diluted American depositary share (“ADS”)

First Nine Months 2015 Financial Highlights

•                      Total revenues increased by 24% year-on-year to $402.4 million

•                      Revenues from e-commerce services increased by 44% year-on-year to $290.9 million

•                      Revenues from online advertising services decreased by 13% year-on-year to $97.2 million

•                      Revenues from listing services increased by 34% year-on-year to $14.4 million

•                      Non-GAAP income from operations decreased by 33% year-on-year to $47.3 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 34% year-on-year to $39.3 million, or $0.29 per diluted ADS

“We are pleased to report another quarter of revenue growth year over year as our customers continue to recognize the value in our online and offline services,” said Mr. Geoffrey He, Leju’s chief executive officer. “During the third quarter, we achieved a record number of e-commerce projects under operations while steadily growing our listings business. Our marketing platform of online advertising and e-commerce for the primary and secondary housing markets has generated revenues of over $400 million so far this year and solidified our leadership position in this space. Our strategy will remain focused on developing overall marketing solutions for our developer, agency and buyer customers through innovative products and more diversified channels.”

Third Quarter 2015 Results

Total revenues were $151.2 million, an increase of 18% from $128.3 million for the same quarter of 2014, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $106.4 million, an increase of 26% from $84.2 million for the same quarter of 2014, primarily due to an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $39.4 million, a decrease of 6% from $41.8 million for the same quarter of 2014, primarily due to a decrease in property developers’ online advertising demand.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from listing services were $5.4 million, an increase of 134% from $2.3 million for the same quarter of 2014, primarily due to growth in secondary home sales.

Cost of revenues was $15.3 million, an increase of 18% from $12.9 million for the same quarter of 2014, primarily due to increased staff cost of editorial department and increased amortization of intangible assets consisting of exclusive rights.

Selling, general and administrative expenses were $117.5 million, an increase of 39% from $84.6 million for the same quarter of 2014, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business.

Income from operations was $20.8 million, a decrease of 34% from $31.5 million for the same quarter of 2014. Non-GAAP income from operations was $26.7 million, a decrease of 29% from $37.7 million for the same quarter of 2014.

Net income was $15.8 million, a decrease of 40% from $26.4 million for the same quarter of 2014. Non-GAAP net income was $20.9 million, a decrease of 35% from $32.0 million for the same quarter of 2014.

Net income attributable to Leju shareholders was $16.0 million, or $0.12 per diluted ADS, a decrease of 38% from $25.7 million, or $0.19 per diluted ADS, for the same quarter of 2014. Non-GAAP net income attributable to Leju shareholders was $21.1 million, or $0.16 per diluted ADS, a decrease of 32% from $31.3 million, or $0.23 per diluted ADS, for the same quarter of 2014.

First Nine Months 2015 Results

Total revenues were $402.4 million, an increase of 24% from $324.2 million for the same period of 2014, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $290.9 million, an increase of 44% from $202.2 million for the same period of 2014, primarily due to an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $97.2 million, a decrease of 13% from $111.2 million for the same period of 2014, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $14.4 million, an increase of 34% from $10.8 million for the same period of 2014, primarily due to the growth in secondary home sales.

Cost of revenues was $45.8 million, an increase of 25% from $36.8 million for the same period of 2014, primarily due to increased staff cost of editorial department as a result of increased headcount and amortization of intangible assets consisting of exclusive rights.

Selling, general and administrative expenses were $331.2 million, an increase of 39% from $237.5 million for the same period of 2014, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business.

Income from operations was $28.3 million, a decrease of 46% from $52.0 million for the same period of 2014. Non-GAAP income from operations was $47.3 million, a decrease of 33% from $70.2 million for the same period of 2014.

Net income was $22.0 million, a decrease of 50% from $43.7 million for the same period of 2014. Non-GAAP net income was $38.7 million, a decrease of 35% from $59.9 million for the same period of 2014.

Net income attributable to Leju shareholders was $22.6 million, or $0.17 per diluted ADS, a decrease of 48% from $43.3 million, or $0.33 per diluted ADS, for the same period of 2014.

Non-GAAP net income attributable to Leju shareholders was $39.3 million, or $0.29 per diluted ADS, a decrease of 34% from $59.4 million, or $0.45 per diluted ADS, for the same period of 2014.

Cash Flow

As of September 30, 2015, the Company’s cash and cash equivalents balance was $291.2 million.

Third quarter 2015 net cash provided by operating activities was $49.3 million, mainly attributable to non-GAAP net income of $20.9 million, a decrease in customer deposits of $14.2 million, a decrease in prepaid expenses and other current assets of $3.0 million, an increase in income tax payables and other tax payables of $4.5 million, and an increase in amount due to related parties of $3.9 million. Net cash used in investing activities was $9.1 million, mainly comprised of a payment of $7.9 million for exclusive rights. Net cash used in financing activities was $6.5 million, and mainly comprised of a payment of $6.6 million to acquire non-controlling interests, which were made in 2014.

Business Outlook

The Company maintains its fiscal 2015 total revenue guidance of approximately $600 million to $620 million, which would represent an increase of approximately 21% to 25% from $496.0 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on November 18, 2015 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 25, 2015:

U.S./International:	+1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-184-2240
Passcode:	1262963

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 260 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	317,811	291,209
Accounts receivable, net	119,742	126,896
Deferred tax assets, net	29,858	28,720
Prepaid expenses and other current assets	13,355	19,238
Customer deposits	—	3,623
Amounts due from related parties	1	9
Total current assets	480,767	469,695
Property and equipment, net	7,159	6,694
Intangible assets, net	105,419	97,722
Investment in affiliates	273	414
Goodwill	40,563	40,064
Other non-current assets	4,085	2,290
Total assets	638,266	616,879

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	371	496
Accrued payroll and welfare expenses	48,007	44,565
Income tax payable	57,246	57,306
Other tax payable	27,805	30,747
Amounts due to related parties	5,289	10,847
Advance from customers and deferred revenue	5,054	5,660
Accrued marketing and advertising expenses	19,270	10,069
Consideration payable of acquiring non-controlling interest	25,646	10,856
Other current liabilities	8,612	8,075
Total current liabilities	197,300	178,621
Deferred tax liabilities	26,042	25,050
Total liabilities	223,342	203,671
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,015,621 and 134,681,204 shares issued and outstanding, as of December 31, 2014 and September 30, 2015, respectively	134	135
Additional paid-in capital	788,247	770,153
Accumulated deficit	(377,876)	(356,137)
Subscription receivables	(689)	—
Accumulated other comprehensive income (loss)	5,030	(423)
Total Leju equity	414,846	413,728
Non-controlling interests	78	(520)
Total equity	414,924	413,208
TOTAL LIABILITIES AND EQUITY	638,266	616,879

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015

Revenues
E-commerce	84,159	106,432	202,191	290,851
Online advertising services	41,802	39,371	111,218	97,157
Listing services	2,313	5,403	10,769	14,435
Total revenues	128,274	151,206	324,178	402,443
Cost of revenues	(12,929)	(15,305)	(36,791)	(45,831)
Selling, general and administrative expenses	(84,562)	(117,511)	(237,514)	(331,247)
Other operating income	761	2,382	2,139	2,893
Income from operations	31,544	20,772	52,012	28,258
Interest income	377	260	806	903
Other income (expenses), net	(20)	107	43	248
Income before taxes and equity in affiliates	31,901	21,139	52,861	29,409
Income tax expense	(5,502)	(5,244)	(8,960)	(7,187)
Income before equity in affiliates	26,399	15,895	43,901	22,222
Loss from equity in affiliates	(46)	(75)	(160)	(230)
Net income	26,353	15,820	43,741	21,992
Less: net income (loss) attributable to non-controlling interests	670	(223)	445	(574)
Net income attributable to Leju shareholders	25,683	16,043	43,296	22,566

Earnings per share:
Basic	0.19	0.12	0.34	0.17
Diluted	0.19	0.12	0.33	0.17
Shares used in computation:
Basic	133,529,420	134,663,857	127,885,374	134,448,793
Diluted	137,596,250	135,308,945	130,834,223	136,397,775

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3613 on September 30, 2015 and USD1 = RMB6.2378 for the nine months ended September 30, 2015

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015

Net income	26,353	15,820	43,741	21,992
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(187)	(5,588)	(841)	(5,471)

Comprehensive income	26,166	10,232	42,900	16,521

Less: Comprehensive income (loss) attributable to non-controlling interest	747	(241)	412	(592)

Comprehensive income attributable to Leju shareholders	25,419	10,473	42,488	17,113

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	31,544	20,772	52,012	28,258
Share-based compensation expense	2,844	2,739	6,882	9,573
Amortization of intangible assets resulting from business acquisitions	3,273	3,157	11,294	9,496
Non-GAAP income from operations	37,661	26,668	70,188	47,327

GAAP net income	26,353	15,820	43,741	21,992
Share-based compensation expense (net of tax)	2,844	2,739	6,882	9,573
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,763	2,368	9,313	7,122
Non-GAAP net income	31,960	20,927	59,936	38,687

Net income attributable to Leju Shareholder	25,683	16,043	43,296	22,566
Share-based compensation expense (net of tax and non-controlling interests)	2,844	2,739	6,882	9,573
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,734	2,368	9,198	7,122
Non-GAAP net income attributable to Leju shareholders	31,261	21,150	59,376	39,261

GAAP net income per ADS — basic	0.19	0.12	0.34	0.17

GAAP net income per ADS — diluted	0.19	0.12	0.33	0.17

Non-GAAP net income per ADS — basic	0.23	0.16	0.46	0.29

Non-GAAP net income per ADS — diluted	0.23	0.16	0.45	0.29

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	133,529,420	134,663,857	127,885,374	134,448,793

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	137,596,250	135,308,945	130,834,223	136,397,775

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	85,843	70,641	223,807	205,895
Number of discount coupons redeemed (number of transactions)	59,811	57,303	143,407	141,827